

Advantage Announces First Quarter 2012 Results

Solid Production & Low Costs Support Cash Flow,
Additional Delineation of Liquids Rich Middle Montney to Proceed

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, May 10, 2012 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce their financial and operating results for the three months ended March 31, 2012. **The following press release summarizes and discusses the unconsolidated financial and operating highlights for Advantage (excludes Longview Oil Corp).**

	Three months ended March 31, 2012		Three months ended December 31, 2011	
Financial ($000, except as otherwise indicated)	**$000**	**per boe**	**$000**	**per boe**
Petroleum and natural gas sales	$ 33,425	$ 15.89	$ 48,293	$ 23.24
Royalties	(2,642)	(1.26)	(4,481)	(2.16)
Realized gain on derivatives	-	-	7,262	3.49
Operating expense	(12,075)	(5.74)	(10,191)	(4.90)
Operating	**18,708**	**8.89**	**40,883**	**19.67**
General and administrative [2]	(4,078)	(1.94)	(4,400)	(2.12)
Finance expense [3]	(2,707)	(1.28)	(2,984)	(1.44)
Miscellaneous income	496	0.24	88	0.04
Funds from operations	**12,419**	**$ 5.91**	**33,587**	**$ 16.15**
Dividends from Longview	**4,417**		**4,417**	
Total	**$ 16,836**		**$ 38,004**	
per share [4]	$ 0.10		$ 0.23	
Expenditures on property, plant and equipment	$ 63,327		$ 75,572	
Working capital deficit [5]	$ 70,422		$ 70,564	
Bank indebtedness	$ 189,488		$ 142,548	
Convertible debentures (face value)	$ 86,250		$ 86,250	
Shares outstanding at end of period (000)	166,573		166,304	
Basic weighted average shares (000)	166,541		166,249	
Operating				
Daily Production				
Natural gas (mcf/d)	129,951		127,265	
Crude oil and NGLs (bbls/d)	1,463		1,378	
Total boe/d @ 6:1	23,121		22,589	
Average prices (including hedging)				
Natural gas ($/mcf)	$ 2.00		$ 3.78	
Crude oil and NGLs ($/bbl)	$ 73.31		$ 89.14	

(1) Non-consolidated financial and operating highlights for Advantage excluding Longview.
(2) General and administrative expense excludes non-cash G&A.
(3) Finance expense excludes non-cash accretion expense.
(4) Based on basic weighted average shares outstanding.
(5) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the other liability

Solid Production and Low Costs support Funds from Operations in Low Price Environment

➢ Production in Q1 2012 averaged 23,121 boe/d (94% natural gas) compared to 22,589 boe/d in Q4 2011. Glacier production averaged 95 mmcf/d to 100 mmcf/d.

➢ Operating costs for the current quarter were $5.74/boe comparable to Q4 2011 of $5.72/boe after excluding a one-time $1.7 million equalization credit received last quarter. Glacier operating costs are $1.80/boe and comprise approximately 70% of our current corporate production.

➢ Advantage's royalty rate during the Q1 of 2012 was 7.9% as compared to 9.3% in the prior quarter. The royalty rate has continued to decrease due to a higher percentage of production from Glacier and lower natural gas pricing.

➢ Funds from operations excluding tax-free dividend income from Longview Oil Corp ("Longview") for the Q1 of 2012 were $12.4 million or $0.07 per share which reflects a significant reduction from the Q4 of 2011 due to a 32% decrease in the average AECO Canadian natural gas prices to $2.17/mcf during the quarter. The dividend income received from Longview amounted to $4.4 million ($0.03 per share) during the Q1 as a result of Advantage's 63% ownership in the shares of Longview.

➢ Capital expenditures for the three months ended March 31, 2012 were $63.3 million, primarily related to drilling and completion expenditures resulting from our Glacier Phase IV program which was substantially completed by the end of the Q1.

➢ Bank indebtedness at March 31, 2012 was $189.5 million, an increase of $46.9 million since December 31, 2011 primarily due to expenditures at Glacier and reduced funds from operations. Advantage has one series of convertible debentures outstanding for $86.2 million that will mature in January 2015.

➢ As at March 31, 2012 Advantage has an undrawn credit facility of $85.5 million and a 63% ownership in the shares of Longview which had an asset value of $289 million.

Secondary Offering of Longview Shares to Fund Middle Montney Delineation

➢ Advantage entered into an agreement on April 30, 2012 relating to the sale of 8,300,000 Longview common shares owned by Advantage to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. Closing of the offering is anticipated to occur on or about May 22, 2012.

➢ Following closing, Advantage will own approximately 21,150,010 common shares of Longview, representing an interest of approximately 45.2% in Longview. All of the net proceeds from the offering will be received by Advantage and will initially be used to reduce Advantage's existing bank indebtedness. Pro-forma Q1 2012 bank debt is estimated to be $118 million (43% drawn on current credit facility).

➢ Funds will subsequently be utilized to finance additional delineation and potential development of the liquids rich Middle Montney formation at Glacier.

Looking Forward – Delineation of Liquids Rich Middle Montney Potential at Glacier to Proceed

➢ Our Glacier Phase IV drilling program began in late July 2011 and included drilling 22 gross (21.5 net) Upper Montney wells and 7 gross (7 net) "evaluation wells" to investigate additional layers of Montney potential specifically in the Middle Montney and to test new completion techniques in the Lower Montney. During the Q1 of 2012 we finished our drilling program with 15 of the 29 wells completed and tested.

➢ Of the 15 wells that were completed and tested, 4 wells evaluated three separate layers in the Middle Montney formation and discovered natural gas liquids in all of these layers. Natural gas production tests from these 4 wells in Q1 2012 indicated rates of 1.1 mmcf/d to 4.4 mmcf/d at an average flowing pressure of 350 psi (calculated at the end of each 90 hour flow test). Significant natural gas liquids content was observed in the gas analyses and free condensate was noted on flow back from 3 of the 4 wells. Liquid yields are internally estimated to range from 25 bbls/mmcf to 50 bbls/mmcf assuming a shallow cut refrigeration process. Liquid yields could be increased through construction of a higher cost facility which involves a deep cut liquids extraction process. We estimate liquid yields would increase to the range of 57 bbls/mmcf to 90 bbls/mmcf assuming a deep cut liquids extraction process. The propane, butane and condensate

components are estimated to comprise 46% to 60% of the liquid yield in a deep cut liquids extraction process (see Advantage press release dated March 15, 2012).

➢ Recent analysis of geological and engineering data obtained from these Middle Montney wells indicates that further evaluation is warranted to enhance our understanding of the economic potential of this liquids rich resource. A total of 3 Middle Montney horizontal wells will be drilled during the second half of 2012 with the potential for more wells to be included in early 2013.

➢ We also announced on March 22, 2012 that as a result of the prevailing low natural gas pricing environment, we have deferred the ramp-up of production at Glacier to the previous target of 140 mmcf/d. We will utilize our current inventory of 29 wells to maintain production at Glacier between 90 mmcf/d to 100 mmcf/d through to July 2013, subject to the natural gas price environment. The 15 wells that have been completed will be utilized to offset declines in the near term and the remaining 14 wells will be completed as required to maintain Glacier production through to mid-2013. If natural gas prices show a sustained improvement, our Glacier gas plant will have the operational flexibility to process throughput volumes up to 140 mmcf/d as plant modifications will be completed in Q2 of 2012 as originally planned in our Phase IV capital program.

➢ Production during H1 2012 is expected to average 22,800 boe/d to 23,400 boe/d with capital expenditures of approximately $65 to $75 million as previously communicated.

➢ For the twelve months ending June 30, 2013, our capital program is estimated to be approximately $75 million which will include delineation drilling in the Middle Montney and the completion of 14 existing wells (from our Phase IV drilling program) over this period.

➢ Guidance for the 12 months ending June 30, 2013 is estimated as follows:

Production average	22,500 boe/d to 23,000 boe/d (95% natural gas)
Royalty rate	6% to 8%
Operating expense	$5.50/boe to $5.95/boe
Capital expenditures	$70 million to $80 million

➢ We believe that it is prudent to maintain capital spending discipline and financial flexibility in this current natural gas price environment. We also believe that the current price of natural gas is unsustainable for generating sufficient full cycle economic returns in the vast majority of North American natural gas plays and anticipate an improvement in the natural gas price environment.

Interim Consolidated Financial Statements and MD&A

➢ Advantage's unaudited interim consolidated financial statements for the three months ended March 31, 2012 together with the notes thereto, and Management's Discussion and Analysis for the three months ended March 31, 2012 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and posted on our website at www.advantageog.com and filed under our profile on SEDAR at www.sedar.com.

For further information contact:


Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com


Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among the anticipated closing date of the offering by Advantage of common shares of Longview and the anticipated use of proceeds of such offering; effect of commodity prices on the Corporation's financial condition and performance and future plans; expected production from the Glacier area and for the Corporation as a whole; projected royalty rates; projected operating expense and capital expenditures; our future operating and financial results; supply and demand for crude oil and natural gas; projections of market prices and costs; the Corporation's drilling and completion plans; plans for development of the Middle Montney; the Corporation's business strategy and it plans for its assets; and the Corporation's expectations regarding its ability to protect Advantage's business in the current industry and economic environment. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions;the failure to receive all regulatory approvals or any other conditions for the offering by Advantage of common shares of Longview; the intended use of the net proceeds of the offering of common shares of Longview might change if the board of directors of Advantage determines that it would be in the best interests of Advantage to deploy the proceeds for some other purpose; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

References in this press release to initial production test rates, initial "productivity", initial "flow" rates, "flush" production rates and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence

production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. Further information with respect to the tests rates disclosed in this press release, including the length of the tests and the pressure experienced, can be found in Advantage's March 15, 2012 press release.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under IFRS. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.